UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 27, 2012

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

On April 27, 2012, NXP Semiconductors N.V. (NASDAQ: NXPI) (“NXP”), together with its subsidiaries NXP B.V. and NXP Funding LLC, has concluded a new €500 million Secured Revolving Credit Agreement (the “New RCF”). The New RCF replaces its existing revolving credit facility due to expire on September 29, 2012 (the “Existing RCF”), and will itself expire on March 1, 2017.

The New RCF will be used for general corporate purposes and to refinance the existing indebtedness under the Existing RCF. The administrative agent and global collateral agent in respect of the New RCF is Morgan Stanley Senior Funding, Inc.

NXP, together with its subsidiaries NXP B.V. and NXP Funding LLC have separately cancelled and prepaid the Existing RCF and have cancelled the forward start facility due to come into effect on 28 September 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 27th day of April 2012.

NXP Semiconductors N.V.

/s/ K.-H. Sundström
K.-H. Sundström, CFO